

July 12, 2012

Via E-mail
Baoyuan Zhu
Chairman of the Board
Bridgeway Acquisition Corp.
No. 88, Taishan Street
Beigang Industrial Zone
Longgang District, Huludo
Liaoning Province
China

> **Re: Bridgeway Acquisition Corp.**
> **Form 8-K**
> **Filed June 15, 2012**
> **File No. 000-54224**

Dear Mr. Zhu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

1.   We see that the auditors of the accounting acquirer are different from the auditors of the registrant. Please tell us your consideration of the requirements of Item 4.01 of Form 8-K for the auditor that will not continue. In this regard, the accountant that is no longer associated with the registrant's financial statements is the predecessor accountant.

Item 3.02 Unregistered Sales of Equity Securities, page 2

2.   Please reconcile your disclosure regarding the number of outstanding Dragons Soaring shares of common stock disclosed here with the information in section 1.02 of exhibit 2.1.

3.   Please disclose the exemption from registration claimed for the exchange.

Description of Business, page 4

4.   Since you appear to qualify as an "emerging growth company," as defined in the
Jumpstart Our Business Startups Act, please disclose in the beginning of your filing that
you are an emerging growth company and revise your filing to:
- Describe how and when a company may lose emerging growth company status;
- Briefly describe the various exemptions that are available to you, such as exemptions
from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b)
of the Securities Exchange Act of 1934; and
- State your election under Section 107(b) of the JOBS Act:
  - If you have elected to opt out of the extended transition period for complying
with new or revised accounting standards pursuant to Section 107(b), include
a statement that the election is irrevocable; or
  - If you have elected to use the extended transition period for complying with
new or revised accounting standards under Section 102(b)(1), provide a risk
factor explaining that this election allows you to delay the adoption of new or
revised accounting standards that have different effective dates for public and
private companies until those standards apply to private companies. Please
state in your risk factor that, as a result of this election, your financial
statements may not be comparable to companies that comply with public
company effective dates. Include a similar statement in your critical
accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available
to you as a Smaller Reporting Company.

Acquisition of Dragons Soaring, page 4

5.   Please clarify the significance of the "certificate of approval" that you mention in the first
paragraph on page 5. Include disclosure of the purpose of the intermediate holding
company structure, why the certificate of approval was necessary and the basis on which
the approval terminates or could be revoked.

Contractual Arrangements, page 5

6.   Refer to the first paragraph of this section. Please clarify whether you operate in one of
the "certain industries" in which foreign investment is restricted or forbidden.

7.   Please revise to clarify the effect of the agreement discussed in paragraph (2). In this
regard, we note your disclosure on page 5 that the shareholders of Huladao Rescue have
granted a right and option to acquire the equity interests in *Huashida*. Reconcile this with

the disclosure in note (2) on page 25 and in note (2) on page 40, and with the information in exhibit 10.2.

8.   With a view towards disclosure, please explain the effect of the restrictions on foreign investment referenced in the first paragraph of this section on the share pledge agreement discussed in paragraph (4), and explain how the transfer of the ownership interests in Huludao Rescue to Huashida under this agreement would impact U.S. investors, given these restrictions on foreign investment.

9.   Please revise the table on page 6 to reflect the equity ownership of the operating company with which your subsidiary has formed a contractual relationship.

Innovating technology, page 7

10.   Please revise your disclosure to describe the current status of each of the products you mention, including the products highlighted in the numbered list starting on page 7 and under the captions "Equipment Design" and "System Research and Development" on page 9. For example, are you currently selling the product or have you sold the product in the past; if not, what material hurdles remain until the product is ready for sale? Also, describe the nature of your "cooperative relationships" mentioned on page 10, disclosing the material terms of these arrangements and filing any material agreements as exhibits.

11.   Please reconcile your reference to a "patent certificate" on page 7 with your disclosure on page 11 regarding your lack of intellectual property. If applicable, provide the information required by Regulation S-K Item 101(h)(4)(vii). If you do not own the intellectual property of the products you design, please clarify who owns the rights to those products and designs. In an appropriate section, discuss the impact of your control arrangements with the Chinese operating company on your ability to enforce your intellectual property rights, adding any appropriate risk factor disclosure.

Our Services, page 9

12.   Please clarify the nature and current status of your business and your principal products and services. In this regard, reconcile your disclosure on page 9 indicating that design and research and development of mine safety systems is your "main business to obtain service revenue" with your disclosure on page 27 regarding the extent of your commission revenue; we also note your disclosure at the top of page 14 that "sales of [your] products" will continue to represent all or substantially all of your revenue. Ensure that your revised disclosure does not give disproportionate prominence to your activities relative to their contribution to your business.

13.   Please disclose the material terms of your material supplier arrangements and the agreements mentioned in the first three paragraphs on page 11. Include the duration and

termination provisions. Also provide us your analysis of whether the agreements must be filed as exhibits.

System Research and Development, page 10

14.   We note your disclosure regarding your research and development activities. Please provide the information required by Regulation S-K Item 101(h)(4)(x).

Customers, page 10

15.   Please provide the information required by Regulation S-K Item 101(h)(4)(vi). In this regard, we note several references to your "major customers" in the notes to your financial statements.

Regulation, page 11

16.   We note your disclosure regarding the recent emphasis on regulation of the mining industry. Please expand your disclosure to describe the effects of government regulation of your business, including, for example, regulations applying to the design and development of mine safety equipment or to your sales and leasing activities. Include in your disclosure a description of the process for obtaining the state mining product safety mark that you mention on page 10 and the status of your product within that process.

Properties, page 12

17.   With a view toward clarified disclosure about the suitability, adequacy, productive capacity and extent of utilization of your facilities, please tell us whether all 98 of your employees work at the locations you disclose in this section and the nature of the design and research and development activity that takes place at these locations.

Risk Factors, page 13

18.   Please add additional risk factors addressing any liability to which you may be subject given your involvement in the mining safety industry.

Our Management has no experience, page 13

19.   Please expand this risk factor to address the conclusions about your disclosure controls and procedures and internal control over financial reporting mentioned in your latest Form 10-Q and 10-K.

We need additional capital, page 14

20.   Please reconcile your disclosure in this risk factor with your statement in the first sentence of the second paragraph under the caption "Financing Activities" on page 31.

Under the EIT Law, page 19

21.   Please disclose what position you intend to take regarding whether you are a "resident enterprise" for purposes of determining your tax obligations. Also disclose whether, absent "future guidance," United States investors are subject to the taxes you mention in the last sentence on page 19.

Our ability to control, page 22

22.   In an appropriate section of your document, please more fully describe the material actions the VIE can make without your consent. For example:
   - can the VIE pay its officers and directors compensation without your consent?
   - are these officers and directors also your affiliates?
   - can the VIE liquidate without your consent?
   - can the VIE issue additional equity interests without your consent?
   - can the VIE pay dividends, discontinue operations or sell its assets without your consent?

The payment arrangement, page 23

23.   Please quantify the amount of the increase in the tax rate to which you might be subject.

We rely on the approval, page 23

24.   Please disclose when the licenses and certificates mentioned in the last sentence of the first paragraph expire and may otherwise be terminated. Also disclose the process for renewal and the effect of non-renewal of each material license and certificate.

Management's Discussion and Analysis, page 24

25.   Please provide a more complete discussion of the developments during the periods presented. For example, clarify the nature of the hardware and software designed in the relevant periods, the nature and reasons for the change in focus, how that change impacted revenue for the periods presented, when material contracts ended or will end, and the magnitude of those contracts. Also discuss the reasons for the change in the margins received on your commission revenue.

Principal Factors, page 26

26.   Please quantify the "majority" of your revenue derived from customers in China. Also tell us from what other countries you derive revenue.

Comparison of Three Months Ended March 31, 2012 and March 31, 2011- Sales, page 27

27.   We note the discussion on pages 27 and 29 that the main reason for the significant decrease in gross profit was due to more outsourcing costs incurred. Please revise to clarify the reason that more outsourcing costs were incurred and why there would also not have been a corresponding increase in revenue from the expansion of the business.

General and Administrative expenses, page 28

28.   Refer to your disclosure that you are going to be listed "in American stock exchange market." Please demonstrate to us that you satisfy the objective listing criteria for that market.

Liquidity and Capital Resources, page 30

29.   Please revise to disclose how cash is transferred to your PRC subsidiaries and your VIE, and conversely, how earnings and cash are transferred from your PRC subsidiaries and your VIE to the parent companies.

30.   Please expand MD&A to also describe restrictions, such as those arising from PRC government regulations, which could impact your ability to transfer cash within your corporate structure.

Management, page 36

31.   Please revise to describe the business experience of your executive officers and directors over the past five years. Also state clearly the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Gao should serve as a director in light of your business and structure.

Employment Agreements, page 38

32.   Please disclose the effect of section IX.1 of exhibits 10.12 and 10.13. Also, reconcile your salary disclosure with section IV of exhibit 10.13.

Transactions with Related Persons, page 40

33.   Please tell us where this section discusses the related-party payments mentioned in the first paragraph under the caption "Financing Activities" on page 31. Also address the

stockholder loans mentioned on pages 2 and 4 of the Dragons Soaring March 31, 2012 financial statements.

34.   Please disclose the status of the balance of the debt owed to the related person mentioned in the second paragraph. It appears that the amount repaid is less that the advances disclosed in your latest Form 10-Q. Also, disclose the repayment terms.

35.   Please revise your disclosure to reflect the terms of the agreement discussed in the third paragraph of this section. In this regard, please clarify how you determined the future payment amounts disclosed on page 18 of the Huladao Hefeng notes to financials and the future amounts disclosed on page 19 of the Dragons Soaring notes to financials. Please file the agreement as an exhibit.

36.   Please reconcile the amount of related-party revenue disclosed here with the information in the penultimate sentence of the penultimate paragraph on page 27 which suggests that all commission revenue was from related parties.

37.   We note that the consulting agreement provides that Huluado Rescue retains 5% of profits. With a view toward clarified disclosure, please tell us the amount of that 5% that has been distributed to your affiliates.

Market Price and Dividends, page 41

38.   We note your disclosure regarding the lack of a market for your securities. Please provide the information required by Regulation S-K Item 201(a)(2).

Huludao Hefeng Rescue Equipment Co., Financial Statements as of December 31, 2011 and 2010

Note 2. Revenue and Cost Recognition, page 10

39.   We see that you use SAB 104 and SOP 81-1 to account for the sale of security monitoring systems and rescue equipment with major customization, modification and development. Please revise to refer to the appropriate FASB codification literature. Please also disclose your basis and significant assumptions for using percentage of completion to record revenue under contract accounting, considering the terms and structure of your contracts. Please refer to FASB ASC 605-35-25.

40.   We reference the disclosure that you *receive* a pre-negotiated commission once the contract for the rescue equipment is signed by the customers and the manufacturer receives the initial deposit. Please revise to clarify how these commissions are determined and when you recognize revenue from commissions and the basis in the accounting literature for your accounting policy. Please also disclose the nature of the

cost of commissions revenue and your basis for including these costs in selling and marketing expenses as noted on page 27 rather than as a reduction to revenue.

41.   Please revise to also disclose your revenue recognition accounting policy for maintenance service fees, as disclosed on page 13.

Dragons Soaring Limited and Subsidiaries Consolidated Financial Statements as of March 31, 2012 and 2011

Consolidated Balance Sheets, page 2

42.   Tell us how your balance sheet provides the disclosures regarding variable interest entity assets and liabilities set forth in ASC 810-10-45-25.

Note 1. Organization, page 6

43.   With respect to the contractual agreements with Huludao Rescue, please expand your disclosure to address the disclosures required by ASC 810-10-50 including the following:

- Provide a description of the nature of any restrictions on the VIE's assets as reported in your balance sheet, including qualitative information about the relationships between the VIE's assets and liabilities.
- Provide a description of how the VIE affects your financial position, results of operations and cash flows.
- Describe the contractual lives of the arrangements. Also, describe termination and renewal provisions.
- Provide a description of recourse provisions with respect to the general credit of the primary beneficiary.

44.   Please also describe to us all of the significant risks arising from use of the VIE structure for purposes of consolidation of Huludao Rescue, including the potential consequences to your company if the agreements were breached or otherwise determined to be unenforceable. Also, describe how you considered and evaluated the risks identified in your consolidation determination. Also, tell us about any kick-out rights held by the actual shareholders of Huludao Rescue and describe your consideration of those rights, if any, on your consolidation determination.

Use of Estimates, page 8

45.   Please revise to include the statement that the financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Refer to Rule 10-01(b)(8) of Regulation S-X.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 22

46.   Please tell us why you have provided pro forma financial information under Article 11 of Regulation S-X. Note that under a recapitalization, pro forma financial information is not presented since the combination is not a business combination. In addition, tell us the nature of the subscription receivable and why this is eliminated in Note (G) to the pro forma financial information.

Exhibits

47.   Please file copies of the final, signed versions of the contracts required by Regulation S-K Item 601, and provide us with copies of the schedules to exhibit 2.1. Also, with a view towards disclosure, please tell us your relationship to the parties to exhibit 10.11, Party A referenced in exhibit 10.13, and the parties to exhibits 10.5 through 10.10.

48.   Please provide us with a copy of the legal opinion referenced at the top of page 22.

49.   Please provide us your analysis of whether you should file the Hefeng Rescue Articles of Association so that investors can understand the scope and limitations of proxy agreement filed as exhibit 10.3. We note that the proxy agreement indicates that it entrusts the proxy holder with the rights in the Articles of Association. In your response, please address Regulation S-K Item 601 and Rule 12b-20.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc: Ryan Nail
        The Crone Law Group